February 22, 2011
Securities and Exchange Commission
Office of Information Technology
Division of Corporate Finance
10 F Street NE
Washington, D.C. 20549-7010
Attention: Chief, Office of Information Technology

Re:	Teledyne Technologies Incorporated Correspondence Filing Accession Number: 0000950123-11-015904 Filed February 18, 2011 CIK Number: 0001094285
Dear Sir/Madam,
     On Friday, February 18, 2011 Teledyne Technologies Incorporated filed a correspondence file via an EDGAR submission. The filing provided additional information as requested by the SEC Staff during a teleconference call on January 27, 2011, related our 2009 Form 10K filing.
     Unfortunately the filing did not contain all the proper input from both internal and external parties. We revised our response and filed a new correspondence file via an EDGAR submission on Tuesday, February 22, 2011. We feel the new correspondence file is a more responsive and comprehensive response to the SEC staff’s request and we wish to have the February 18, 2011 letter deleted from the EDGAR system.
     We have contacted our reviewer at the SEC, Tricia Armelin, and informed her of the matter and that only the letter filed on February 22, 2011 should be reviewed.
     Thank you for your consideration of our request to delete the February 18, 2011 Teledyne Technologies Incorporated correspondence filing, accession number: 0000950123-11-015904, CIK Number: 0001094285.

Securities and Exchange Commission

February 22, 2011

     If you have any questions regarding this request, please contact the undersigned at (805) 373-4611 or, in my absence, Susan L. Main, Vice President and Controller of the Company, at (805) 373-4720.

Sincerely,
/s/ Dale A. Schnittjer
Dale A. Schnittjer
Senior Vice President and Chief Financial Officer

cc:	T. Armelin — Securities and Exchange Commission J. T. Kuelbs — Executive Vice President, General Counsel and Secretary, Teledyne Technologies Incorporated